

July 15, 2011

Via E-mail
William H. Schmidt, Jr.
Vice President and General Counsel
Buckeye Partners, L.P.
One Greenway Plaza, Suite 600
Houston, Texas 77046

> **Re: Buckeye Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011, as amended April 12, 2011**
> **File No. 1-09356**

Dear Mr. Schmidt:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: E. Ramey Layne, Esq. (via e-mail)